Exhibit 21.1

List of Subsidiaries of

HeartCore Enterprises, Inc.

Entity Name	Place of Organization

HeartCore Co., Ltd.	Japan
HeartCore Capital Advisors, Inc.	Japan
HeartCore Financial, Inc.	USA
Sigmaways, Inc.	USA